December 2, 2013

United States Securities and Exchange Commission
Attn:  Mr. Jarrett Torno
Staff Accountant
Washington, DC 20549

Re:          E-Waste Systems, Inc.
Item 4.02 Form 8-K
Filed November 27, 2013
Amendment No. 1 to Form 10Q for the Quarterly Period Ended
September 30, 2013
Filed November 27, 2013
Item 4.02 Form 8-K
Filed November 19, 2013
File No. 000-54657

Dear Mr. Torno:

We are in receipt of your comment letter dated December 2, 2013 and would like to respond to those comments in the same format as they were presented to us in the comment letter.  The responses to your comments are based on information received from our auditors and the entire management team of E-Waste Systems, Inc.  The company understands that it is responsible for the adequacy and accuracy of the disclosure in the upcoming amended filing;  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Item 4.02 Form 8-K Filed November 27, 2013

1.
Given the Exhibit 16 letter filed with your Item 4.02 Form 8-K, we assume you were advised by, or received notice from, your independent accountant that disclosure should be made or action should be taken to prevent future reliance on your Form 10-Q for the period ended September 30, 2013.  Please amend your filing to clearly provide all disclosures required by Item 4.02(b) of Form 8-K.  For example, it is unclear from your current disclosure the date on which you were notified of this issue by your independent accountant or whether your audit committee discussed these matters with your independent accountant.  Additionally, please request your independent accountant to furnish to you an updated letter addressed to the Commission stating whether it agrees with the statements made by you in your amended Form 8-K, and include said letter as an exhibit to your amended Form 8-K as required by Item 4.02(c) of Form 8-K.

OTCQB:  EWSI <101 First St #493, Los Altos, CA  94022< www.ewastesystems.com < 145-157 St John St, London EC1V 4LB

United States Securities and Exchange Commission
Attn:  Mr. Jarrett Torno
Staff Accountant
December 2, 2013

In response to this, the Company’s answer is:  The company prepared and made the filing and was advised by the auditor that the financial statements should be amended immediately prior to the filing of the 8-K.  The changes in the financial statements resulted from some information regarding primarily detail on accounts receivable provided by certain operations in China that led to corrections to the statements.  Again, while the Company believed the statements were materially correct, the auditors requested the amendment and it was supplied as per their request.  The amendment referred to for the 10Q/A has been made and filed with the SEC for the Quarter ended September 30, 2013.

Form 10-Q/A for the Quarterly Period Ended September 30, 2013 filed November 27, 2013

Part 1 – Financial Information

Item 4. Controls and Procedures, page 12

2.
We note your statement that your disclosure controls and procedures are not effective for a company of your size.  Please revise to remove the qualifier “for a company our size.”  Refer to Item 307 of Regulation S-K, which requires a clear and unqualified statement as to whether your disclosure controls and procedures are effective or ineffective.

In response to this, the Company’s answer is:  The Company has deleted the  phrase “for a company our size”  and filed the appropriate response on the Form 8-K

Part II – Other Information

Item 6.  Exhibits, page 16

3.
You indicate you are incorporating your certifications by reference within your amended Form 10-Q; however, amended quarterly reports are required to contain new certifications.  Please amend your Form 10-Q to comply with Rule 12b-15 of the Exchange Act, including the provision of currently dated certifications.

In response to this, the Company’s answer is:  The 10Q has been properly updated and the new certifications filed with the SEC.

Item 4.02 Form 8-K filed November 19, 2013

4.
As of the date of this letter, we have not yet received a response to our comment letter dated November 22, 2013 wherein we requested a response within five business days  Please tell us why you have not yet responded as well as when you expect to respond.

In response to this, the Company’s answer is:   The response to the November 22, 2013 comment letter is being filed the same day as this comment letter.

OTCQB:  EWSI <101 First St #493, Los Altos, CA  94022< www.ewastesystems.com < 145-157 St John St, London EC1V 4LB

United States Securities and Exchange Commission
Attn:  Mr. Jarrett Torno
Staff Accountant
December 2, 2013

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In response to this, the Company’s answer is:   As instructed, our response to the comments will be filed on EDGAR consistent with Regulation S-T.  Further to your instructions, these statements have been incorporated in the beginning of this letter and are hereby reaffirmed as a part of this response to the comment issued.  These assertions will also be incorporated into the amendment when filed with the SEC.

Sincerely,

/s/   Cynthia Bitting
        Cynthia Bitting

OTCQB:  EWSI <101 First St #493, Los Altos, CA  94022< www.ewastesystems.com < 145-157 St John St, London EC1V 4LB